

June 11, 2015

Jirka Rysavy
Chief Executive Officer
Gaia, Inc.
833 West South Boulder Road
Louisville, CO 80027-2452

> **Re: Gaia, Inc.**
> **Amendment No. 1**
> **Form 10-12B**
> **Filed May 29, 2015**
> **File No. 001-36854**

Dear Mr. Rysavy:

We have reviewed your May 29, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 18, 2015 letter.

Conditions to the Spin-Off, page 28

1. We note your response to comment 16 that the company does not believe that any government approvals are necessary. Please state that in the disclosure.

Financial Statements

2. Please update the financial statements to comply with Rule 8-08 of Regulation S-X.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director